

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2010

J. Frank Harrison, III, Chairman and Chief Executive Officer
Coca-Cola Bottling Co. Consolidated /DE/
4100 Coca-Cola Plaza
Charlotte, North Carolina 28211

> **Re:** **Coca-Cola Bottling Co. Consolidated /DE/**
> **Form 10-K**
> **Filed March 18, 2010**
> **File No. 000-09286**

Dear Mr. Harrison:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K, filed March 18, 2010

Exhibits and Financial Schedules, page 106

1. We note that exhibits 10.1 and 10.25 do not have some or all of the schedules, attachments, or exhibits as listed in the exhibit itself. Please file with your next periodic report each exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K or advise. Also, with respect to exhibits 10.25 and 10.26, it appears you do not provide the "relevant Amended Agreement," "Appendix" or other executed agreements that contain the actual performance measures applicable to named executive officers. Please file such agreements or advise.

Other

2.   We note the Form 8-K filed April 7, 2010 and the legal opinion and other exhibits relating to an April 2, 2010 prospectus for 7% notes due 2019. It is unclear whether you filed a supplemental indenture in connection with this offering. Please advise. With respect to the foregoing, please consider Compliance Disclosure Interpretation 201.04 to the Trust Indenture Act for helpful guidance.

DEF 14A, filed March 30, 2010

Risk Analysis of Compensation Plans, page 39

3.   We note the statement on page 39 that you reviewed your compensation policies and practices and "concluded that any risks arising from [the] policies and practices are not reasonably likely to have a material adverse effect on Coke Consolidated." Please describe for us the process you undertook to reach the conclusion that disclosure is not necessary under Item 402(s) of Regulation S-K.

Related Person Transactions, page 41

4.   We note the statement that prices are "generally set by The Coca-Cola Company." With a view to clarifying disclosure in future filings, please advise us of the mechanics for determining the price and other material terms of the concentrates, syrups and marketing programs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director